

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

<u>Via E-mail</u>
Michael W. Yackira
Director and Chief Executive Officer
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
6226 West Sahara Avenue
Las Vegas, Nevada 89146

> **Re: NV Energy, Inc.**
> **Nevada Power Company**
> **Sierra Pacific Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File Nos. 1-08788, 2-28348 and 0-00508**

Dear Mr. Yackira:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief